Exhibit 99.1

Media Relations Contacts:
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven,
                 the Netherlands
Tom McGuire    - Corporate Communications - +31.40.268.5758 - Veldhoven,
                 the Netherlands

Investor Relations Contacts:
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands
Doug Marsh    - U.S. Institutional Investor Relations +1.480.383.4006 -
                Tempe, Arizona, USA



        ASML FILES PATENT INFRINGEMENT CLAIM AGAINST NIKON IN JAPAN
 Court in California Allows ASML Claims Against Nikon for Patent Misconduct and
                      Antitrust Violations to Proceed


VELDHOVEN, The Netherlands, August 20, 2002 - ASML Holding NV (ASML) today announced it filed a patent infringement complaint against Nikon Corporation of Japan in Tokyo District Court, Tokyo, Japan. ASML seeks an injunction against Nikon to cease the manufacture and sale of lithography systems that infringe on an ASML patent. The company also seeks damages from Nikon totaling 11,076,876,300 Japanese Yen (approximately EUR 97 million). Lithography equipment, used to print circuits on silicon wafers that become semiconductors or chips, is approximately a EUR 4.6 billion industry worldwide.

The ASML patent in question covers a technical device known as the wafer handler that moves silicon wafers through the lithography system.

The current patent infringement claim in Japan represents the third complaint ASML has filed against Nikon in the past five months.

"ASML prefers to fight and win in the marketplace, not in the courtroom. However, Nikon has chosen to litigate rather than compete," said Doug Dunn, president and CEO, ASML. "Their unjust claim to our intellectual property will be vigorously contested."


Complaints Between ASML and Nikon in California, Washington D.C. and Arizona

On 19 July 2002, the US District Court for the Northern District of California ordered that ASML's claims against Nikon for patent misconduct and antitrust violations may proceed, denying Nikon's motion to dismiss those claims. This case is expected to proceed to trial in 2004.

On 4 September 2002, the hearing between ASML and Nikon in the International Trade Commission (ITC) proceeding will begin in Washington D.C.

ASML's counterclaims against Nikon in the ITC for patent infringement have been removed to the US District Court for the District of Arizona as required by law. This case is expected to proceed to trial in 2004.


About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML employs approximately 6,800 people in 50 locations throughout the world. For more information, visit: www.asml.com.